SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OF 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November, 2002

                            CONCHA Y TORO WINERY INC.
                            -------------------------
                 (Translation of registrant's name into English)


                                   CASILLA 213
                                   -----------
                            AVDA. NUEVA TAJAMAR 481,
                            ------------------------
                              TORRE NORTE, PISO 15
                              --------------------
                                 SANTIAGO, CHILE
                                 ---------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

                               Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                    EXHIBITS

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Exhibit 99.1      Press release dated November 14, 2002

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       VINA CONCHA Y TORO S.A.



                                       By: OSVALDO SOLAR V.
                                           -------------------------------------
                                           Name  : Osvaldo Solar V.
                                           Title : Gerente de Administracion y
                                                   Finanzas / Administration and
                                                   Finance Manager
                                                   (Chief Financial Officer)




Date: November 18th, 2002